EXHIBIT 99.3

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. D72926 - P71822 For Against Abstain For Against Abstain ! ! ! ! ! ! ! ! ! Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . 1. Adoption of the statutory annual accounts for the financial year ended 31 December 2021 2. Discharge from liability for the members of the Company's board of directors (the "Board") with respect to the performance of their duties during the financial year ended 31 December 2021 3. Reappointment of Mr . P . A . Chambré as non - executive director class II 4. Reappointment of Ms . H . L . Mason as non - executive director class II 5. Appointment of Mrs . N . Valente as non - executive director class II 6. Approval of the Company's 2022 stock option and incentive plan 7. Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof 8. Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2022 The Board of Directors recommends you vote FOR the following: ! ! ! ! ! ! IMMATICS N.V. IMMATICS N.V. 2201 W. HOLCOMBE BLVD. SUITE 205 HOUSTON, TX 77030 UNITED STATES OF AMERICA ! ! ! ! ! ! ! ! ! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on June 11 , 2022 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on June 11 , 2022 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE w

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: Notice of Meeting, Annual Report, and Agenda ar e available at www.proxyvote.com. D72927 - P71822 IMMATICS N.V. Annual General Meeting of Shareholders June 13, 2022 14:00 CEST This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) each civil law notary and candidate civil law notary working with NautaDutilh N . V . , as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of IMMATICS N . V . that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 14 : 00 CEST on June 13 , 2022 , at the offices of NautaDutilh N . V . , Beethovenstraat 400 , 1082 PR Amsterdam, the Netherlands, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, or if multiple instructions are selected on the reverse side of this ballot for any single voting item, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side